Exhibit 99.8
Monterey County District Attorney's Office Selects NICE Justice AI-powered Digital
Evidence Management

No longer constrained by islands of evidence, Monterey County DA will fulfill its vision of centralizing management of digital evidence in one platform

Hoboken, N.J., December 12, 2024 – NICE (Nasdaq: NICE) today announced that the Monterey County District Attorney’s Office in California has selected NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to fulfill its vision of centralizing management of digital evidence under one platform, and remove the hurdles involved in managing digital evidence. The Monterey County District Attorney’s Office is the fourth prosecutor’s office in California to digitally transform evidence management with NICE Justice.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

Jeannine Pacioni, District Attorney for the Monterey County District Attorney’s Office, stated, “The mission of the Monterey County District Attorney's Office is to promote justice and uphold the rights of victims. In our pursuit of justice and the truth, we rely heavily on digital evidence. NICE Justice supports our mission by removing the hurdles involved in managing digital evidence, allowing us to spend more time successfully prosecuting cases.”

Ryan J. McGuirk, Chief Investigator for the Monterey County District Attorney’s Office, said, “With the increasing use of body-worn and in-car cameras, cell phones, video, and home surveillance, digital evidence is now a key component in almost every case. Our goal is to integrate all this evidence into one system. NICE Justice will help us realize this goal by providing a single, centralized platform for collecting, analyzing, organizing, sharing, and storing all digital evidence.”

Chris Wooten, Executive Vice President, NICE, commented, “We’re thrilled to build on our momentum of helping prosecutors digitally transform their evidence management, with the addition of the Monterey County DA. With the breadth and scope of digital evidence growing exponentially, NICE Justice helps prosecutors get to the truth faster.”

The Monterey County DA Office’s staff of 57 attorneys and 27 investigators review over 15,000 felony and misdemeanor cases annually. The Office receives evidence from 15 primary municipal law enforcement agencies, several correctional institutions, and other city, state and federal partners. Evidence is received in a myriad of ways – via email links, on CDs, DVDs, thumb and external hard drives, and via other evidence systems – requiring staff to manually and repeatedly scan, download, and upload files into various shared drives and systems.

NICE Justice simplifies and streamlines the evidence intake process by offering a secure online portal for authorized justice partners to share digital evidence. Uploaded evidence is automatically organized into NICE Justice digital case folders in the cloud and can be viewed immediately. Attorneys are no longer limited by fragmented evidence sources and can easily gather and compile digital evidence and even view and replay videos in chronological order.

Furthermore, NICE Justice includes integrated tools to simplify trial preparation. These tools allow users to create video clips, redact evidence, transcribe and translate audio, and organize evidence on timelines or maps. The solution also provides a quick, secure, and traceable method for sharing discovery with defense attorneys, and other parties requesting evidence copies under applicable law.

NICE Justice also addresses the Office's need to securely maintain digital evidence for customized retention periods. In the past, digital evidence was stored on shared drives, which occasionally had to be purged to make space for new, incoming evidence. NICE Justice solves this problem by enabling the customizable retention of case evidence in a cloud-based solution that is both secure and scalable.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Monterey County District Attorney’s Office
Under the leadership of District Attorney Jeannine Pacioni, the Monterey County District Attorney's Office works to promote justice, by upholding victims’ rights, and by aggressively and fairly prosecuting those who violate the law. Attorneys and support staff review over 15,000 felony and misdemeanor cases annually. With a population of 439,000 people, Monterey County is 3,281.7 square miles, making it the seventeenth largest county in California by area. More info at https://www.countyofmonterey.gov/government/departments-a-h/district-attorney

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.